Exhibit 6

SRK Consulting (Canada) Inc. Suite 2200 — 1066 West Hastings Street Vancouver, B.C. V6E 3X2 Canada

vancouver@srk.com www.srk.com

Tel: 604.681.4196 Fax: 604.687.5532
December 16, 2010
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
TSX Exchange
Dear Sirs/Mesdames:

Re:	Denison Mines Corp. (the “Company”) — Filing of a Short Form Prospectus Dated December 16, 2010 (the “Prospectus”)
Pursuant to Section 4.2(vii) of National Instrument 44-101 —Short Form Prospectus Distributions, this letter is being filed as the consent of Dr. Gilles Arseneau, P. Geo. of SRK Consulting (Canada) Inc. to being named in the Prospectus and the documents incorporated by reference therein and to the inclusion of reference to, summary of, and certain excerpts of, the technical report titled “Technical Report on the Phoenix Deposit (Zones A & B) — Wheeler River Project, Eastern Athabasca Basin, Northern Saskatchewan, Canada, dated November 17, 2010” (the “Technical Report”) in the Prospectus or any other document incorporated by reference therein.
I confirm that I have read the Prospectus and have no reason to believe that there are any misrepresentations (as defined in the Securities Act (Ontario)) in the information contained therein that are derived from the information in the Technical Report or, within my knowledge, as a result of the services I performed in connection with the Technical Report.
Yours very truly,
Sincerely,

/s/ Dr. Gilles Arseneau
Dr. Gilles Arseneau, P. Geo

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